Exhibit 99.1

Phoenix New Media Reports First Quarter 2019 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 13, 2019

BEIJING, China, May 14, 2019 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “I am so pleased that our topline exceeded our expectations. In the first quarter of 2019, we continued to focus on enhancing our AI framework by further improving its synergies with our editorial system. The successful integration of human expertise and AI algorithms not only strengthened our ability to generate and distribute high-quality content, but also allowed us to maintain our professional journalism standards and provide unbiased, premium content to our users. In addition, our new growth initiatives in our content offering strategy, digital reading and our expansion in lifestyle related verticals have all out-performed our expectations.

Despite headwinds from macroeconomic uncertainties and industry challenges, we are confident that our ability to generate accurate and highly relevant sales leads in a variety of niche verticals can help our clients achieve a high ROI with a limited marketing budget.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “For the first quarter of 2019, our total revenues reached RMB284.9 million, exceeding the high end of our previous guidance as a result of the better than expected performance of the digital reading business of Tadu. The total consolidated paid services revenues for the first quarter of 2019 increased by 66.1% year over year to RMB68.9 million. However, our net advertising revenues for the first quarter of 2019 decreased to RMB216.0 million primarily as a result of macroeconomic uncertainties and increased competition. Looking ahead, we will continue to invest in the expansion of original content and to further diversify our product offerings. We are actively exploring potential investment in premium content and expect the synergies between our different businesses to enable us to enter into a fresh growth cycle.”

First Quarter 2019 Financial Results

REVENUES

Total revenues for the first quarter of 2019 were RMB284.9 million (US$42.4 million), which were flat as compared with the same quarter last year, though the Company consolidated the revenues from Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) of RMB43.5 million (US$6.5 million), the advertising revenues were decreased due to macroeconomic headwind and intense competition.

Net advertising revenues for the first quarter of 2019 were RMB216.0 million (US$32.2 million), which represented a decrease of 11.3% from RMB243.4 million in the first quarter of 2018, primarily attributable to a 9.0% year-over-year decrease in PC advertising revenues and a 12.4% year-over-year decrease in mobile advertising revenues.

Paid services revenues1 for the first quarter of 2019 were RMB68.9 million (US$10.3 million), which represented an increase of 66.1% from RMB41.5 million in the first quarter of 2018. Revenues from paid contents for the first quarter of 2019 increased 147.8% to RMB52.9 million (US$7.9 million) from RMB21.4 million in the first quarter of 2018 primarily due to the inclusion of digital reading revenues from Tadu. Revenues from games for the first quarter of 2019 were RMB3.1 million (US$0.5 million), which represented a decrease of 35.0% from RMB4.8 million in the first quarter of 2018. Revenues from MVAS for the first quarter of 2019 were RMB7.9 million (US$1.2 million), which represented a decrease of 42.0% from RMB13.7 million in the first quarter of 2018. Revenues from others for the first quarter of 2019 were RMB5.0 million (US$0.7 million), which represented an increase of 200.8% from RMB1.6 million in the first quarter of 2018, mainly caused by the increase in revenues from commissions generated from online transactions.

COST OF REVENUES

Cost of revenues for the first quarter of 2019 was RMB178.2 million (US$26.5 million), representing an increase of 38.4% from RMB128.7 million in the first quarter of 2018. The increase in cost of revenues was mainly due to:

•                  Content and operational costs for the first quarter of 2019 increased from RMB105.8 million in the first quarter of 2018 to RMB147.0 million (US$21.9 million), primarily attributable to an increase in IP production costs.

•                  Revenue sharing fees to telecom operators and channel partners for the first quarter of 2019 increased from RMB8.6 million in the first quarter of 2018 to RMB17.3 million (US$2.6 million), primarily attributable to the increase in revenue sharing fees paid to content providers by Tadu.

•                  Share-based compensation included in cost of revenues was RMB1.4 million (US$0.2 million) in the first quarter of 2019, as compared to RMB0.2 million in the first quarter of 2018, primarily attributable to the newly granted restricted share units to some employees under a restricted share unit scheme adopted in 2018 by Fread Limited, a subsidiary of the Company.

The increase in cost of revenues was partially offset by decrease in bandwidth costs from RMB14.3 million in the first quarter of 2018 to RMB13.9 million (US$2.1 million) for the first quarter of 2019.

GROSS PROFIT

Gross profit for the first quarter of 2019 was RMB106.7 million (US$15.9 million), as compared to RMB156.2 million in the first quarter of 2018. Gross margin for the first quarter of 2019 decreased to 37.5% from 54.9% in the first quarter of 2018, mainly caused by the 38.4% year-over-year increase in cost of revenues for the first quarter of 2019 as explained above.

1  Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.

Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the quarters of 2018 have been retrospectively re-classified.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the first quarter of 2019, which excluded share-based compensation, decreased to 38.0% from 55.0% in the first quarter of 2018.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses for the first quarter of 2019 increased by 6.9% from RMB214.0 million in the first quarter of 2018 to RMB228.8 million (US$34.1 million), primarily attributable to the inclusion of operating expenses from Tadu. Share-based compensation included in operating expenses was RMB2.5 million (US$0.4 million) in the first quarter of 2019, as compared to RMB3.2 million in the first quarter of 2018. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the first quarter of 2019 for share options granted prior to 2019.

Loss from operations for the first quarter of 2019 was RMB122.1 million (US$18.2 million), as compared to loss from operations of RMB57.9 million in the first quarter of 2018. Operating margin for the first quarter of 2019 decreased to negative 42.9% from negative 20.3% in the first quarter of 2018.

Non-GAAP loss from operations for the first quarter of 2019, which excluded share-based compensation, was RMB118.1 million (US$17.6 million), as compared to non-GAAP loss from operations of RMB54.4 million in the first quarter of 2018. Non-GAAP operating margin for the first quarter of 2019, which excluded share-based compensation, decreased to negative 41.5% from negative 19.1% in the first quarter of 2018.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairments, and others, net2. Total net other income for the first quarter of 2019 was RMB1.9 million (US$0.3 million), as compared to net other loss of RMB5.2 million in the first quarter of 2018.

•                  Interest income for the first quarter of 2019 decreased to RMB8.7 million (US$1.3 million) from RMB12.9 million in the first quarter of 2018.

2  “Others, net” primarily consists of government subsidies and litigation loss provisions.

•                  Interest expense for the first quarter of 2019 decreased to RMB2.9 million (US$0.4 million), from RMB4.6 million in the first quarter of 2018, which was primarily due to the decrease in outstanding short-term bank loans in the first quarter of 2019, as compared to that of 2018.

•                  Foreign currency exchange loss for the first quarter of 2019 was RMB2.2 million (US$0.3 million), as compared to foreign currency exchange loss of RMB15.1 million in the first quarter of 2018, which was mainly caused by the less significant appreciation of Renminbi against US dollars in the first quarter of 2019 as compared to that of 2018 that generated less exchange loss in Renminbi denominated liabilities recorded in the Company’s subsidiaries whose functional currency is not Renminbi.

•                  Loss from equity method investments, net of impairments, for the first quarter of 2019 was RMB4.0 million (US$0.6 million), as compared to loss from equity method investments, net of impairment, of RMB2.4 million in the first quarter of 2018.

•                  Others, net, for the first quarter of 2019 decreased to RMB2.2 million (US$0.3 million), from RMB4.1 million in the first quarter of 2018.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for the first quarter of 2019 was RMB119.7 million (US$17.8 million), as compared to net loss attributable to Phoenix New Media Limited of RMB57.5 million in the first quarter of 2018. Net margin for the first quarter of 2019 decreased to negative 42.0% from negative 20.2% in the first quarter of 2018. Net loss per diluted ADS3 in the first quarter of 2019 was RMB1.65 (US$0.25), as compared to net loss per diluted ADS of RMB0.79 in the first quarter of 2018.

Non-GAAP net loss attributable to Phoenix New Media Limited for the first quarter of 2019, which excluded share-based compensation and income or loss from equity method investments, net of impairments, was RMB111.8 million (US$16.7 million), as compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB51.7 million in the first quarter of 2018. Non-GAAP net margin for the first quarter of 2019 decreased to negative 39.2% from negative 18.2% in the first quarter of 2018. Non-GAAP net loss per diluted ADS in the first quarter of 2019 was RMB1.54 (US$0.23), as compared to non-GAAP net loss per diluted ADS of RMB0.71 in the first quarter of 2018.

For the first quarter of 2019, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,773,389. As of March 31, 2019, the Company had a total of 582,249,952 ordinary shares outstanding, or the equivalent of 72,781,244 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2019, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.75 billion (US$260.3 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage. The increase of cash balance was due to the receipt of the US$100.0 million deposit from proposed buyers of investments in Particle Inc. (“Particle”).

3  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

On February 23, 2019, the Company entered into a binding letter of intent (the “LOI”) with an independent third party to sell 32% of the total outstanding shares of Particle on an as-if converted basis to such party or its designated entities (collectively referred to as the “Proposed Buyers”) for a total consideration of US$448.0 million in cash. The proposed buyers have paid cash deposit of US$100.0 million to the Company, and the Company and the proposed buyers entered into the formal purchase agreement (the “SPA”) on March 22, 2019 (the “Proposed Transactions”). Completion of the Proposed Transactions is still subject to certain closing conditions, though some of them have been met and some of them are progressing. There is no assurance that the Proposed Transactions will ever be closed. The fair value of available-for-sale debt investments in Particle increased from RMB1,959.5 million as of December 31, 2018 to RMB2,728.4 million (US$406.6 million) as of March 31, 2019, mainly due to the increased possibility of completing the Proposed Transactions based on the status of various closing conditions used in the valuation of available-for-sale debt investments in Particle for the first quarter of 2019.

Business Outlook

For the second quarter of 2019, the Company expects its total revenues to be between RMB374.1 million and RMB394.1 million; net advertising revenues are expected to be between RMB308.8 million and RMB323.8 million; and paid services revenues are expected to be between RMB65.3 million and RMB70.3 million.

All of the above forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 13, 2019 (May 14, 2019 at 9:00 a.m. Beijing/Hong Kong time) to discuss its first quarter 2019 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+65 67135440
Mainland China:	4001200654
Hong Kong:	+852 30186776
United States:	+1 8456750438
United Kingdom:	08000159724
Australia:	1300713759
Conference ID:	5560416

A replay of the call will be available through May 21, 2019 by using the dial-in numbers and conference ID below:

International:	+61 290034211
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 6462543697
Conference ID:	5560416

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation and income or loss from equity method investments, net of impairments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and income or loss from equity method investments, net of impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	174,024	295,729	44,065
Term deposits and short term investments	912,594	1,194,317	177,959
Restricted cash	269,648	256,850	38,272
Accounts receivable, net	484,113	486,466	72,486
Amounts due from related parties	91,228	89,374	13,317
Prepayment and other current assets	88,963	94,066	14,016
Total current assets	2,020,570	2,416,802	360,115
Non-current assets:
Property and equipment, net	95,631	88,217	13,145
Intangible assets, net	97,448	96,834	14,429
Goodwill	338,288	338,288	50,406
Available-for-sale debt investments	1,961,474	2,730,448	406,849
Equity investments, net	33,694	29,726	4,429
Deferred tax assets	60,160	55,978	8,341
Operating lease right-of- use assets, net	—	93,551	13,940
Other non-current assets	23,454	18,070	2,693
Total non-current assets	2,610,149	3,451,112	514,232
Total assets	4,630,719	5,867,914	874,347
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	267,665	242,406	36,120
Accounts payable	264,753	253,078	37,710
Amounts due to related parties	25,218	18,070	2,693
Advances from customers	54,601	53,051	7,905
Taxes payable	101,386	95,159	14,179
Salary and welfare payable	132,316	92,259	13,747
Deposits from proposed buyers of investments in Particle	—	673,350	100,332
Accrued expenses and other current liabilities	227,328	264,347	39,388
Operating lease liabilities	—	27,195	4,052
Total current liabilities	1,073,267	1,718,915	256,126
Non-current liabilities:
Deferred tax liabilities	140,960	216,084	32,198
Long-term liabilities	26,131	26,131	3,894
Operating lease liabilities	—	67,554	10,066
Total non-current liabilities	167,091	309,769	46,158
Total liabilities	1,240,358	2,028,684	302,284
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,487	17,494	2,607
Class B ordinary shares	22,053	22,053	3,286
Additional paid-in capital	1,604,588	1,604,501	239,078
Statutory reserves	87,620	87,620	13,056
Retained earnings	159,621	39,884	5,943
Accumulated other comprehensive income	1,188,358	1,886,567	281,107
Total Phoenix New Media Limited shareholders’ equity	3,079,727	3,658,119	545,077
Noncontrolling interests	310,634	181,111	26,986
Total shareholders’ equity	3,390,361	3,839,230	572,063
Total liabilities and shareholders’ equity	4,630,719	5,867,914	874,347

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2019.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income /(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited dd	Unaudited	Unaudited

Revenues:
Net advertising revenues	243,448	355,979	215,984	32,183
Paid service revenues	41,475	43,255	68,890	10,265
Total revenues	284,923	399,234	284,874	42,448
Cost of revenues	(128,744)	(181,272)	(178,145)	(26,544)
Gross profit	156,179	217,962	106,729	15,904
Operating expenses:
Sales and marketing expenses	(131,219)	(155,522)	(120,572)	(17,966)
General and administrative expenses	(34,398)	(44,670)	(48,852)	(7,279)
Technology and product development expenses	(48,412)	(56,819)	(59,441)	(8,857)
Total operating expenses	(214,029)	(257,011)	(228,865)	(34,102)
Loss from operations	(57,850)	(39,049)	(122,136)	(18,198)
Other income/(loss):
Interest income	12,938	8,608	8,658	1,290
Interest expenses	(4,633)	(2,442)	(2,903)	(433)
Foreign currency exchange loss	(15,131)	(317)	(2,167)	(323)
(Loss)/income from equity method investments, net of impairments	(2,430)	3,977	(3,968)	(591)
Others, net	4,093	9,854	2,241	334
Loss before tax	(63,013)	(19,369)	(120,275)	(17,921)
Income tax benefit/(expense)	4,724	(20,220)	(7,461)	(1,112)
Net loss	(58,289)	(39,589)	(127,736)	(19,033)
Net loss attributable to noncontrolling interests	749	1,292	7,999	1,192
Net loss attributable to Phoenix New Media Limited	(57,540)	(38,297)	(119,737)	(17,841)
Net loss	(58,289)	(39,589)	(127,736)	(19,033)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	46,364	462,558	725,403	108,088
Other comprehensive loss, net of tax: foreign currency translation adjustment	(35,014)	(2,534)	(27,193)	(4,052)
Comprehensive (loss)/income	(46,939)	420,435	570,474	85,003
Comprehensive loss attributable to noncontrolling interests	749	1,292	7,999	1,192
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(46,190)	421,727	578,473	86,195
Net loss attributable to Phoenix New Media Limited	(57,540)	(38,297)	(119,737)	(17,841)
Net loss per Class A and Class B ordinary share:
Basic	(0.10)	(0.07)	(0.21)	(0.03)
Diluted	(0.10)	(0.07)	(0.21)	(0.03)
Net loss per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.79)	(0.53)	(1.65)	(0.25)
Diluted	(0.79)	(0.53)	(1.65)	(0.25)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	579,228,111	582,137,314	582,187,109	582,187,109
Diluted	579,228,111	582,137,314	582,187,109	582,187,109

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	243,448	355,979	215,984	32,183
Paid service	41,475	43,255	68,890	10,265
Total revenues	284,923	399,234	284,874	42,448
Cost of revenues
Net advertising service	107,453	166,652	140,060	20,869
Paid service	21,291	14,620	38,085	5,675
Total cost of revenues	128,744	181,272	178,145	26,544
Gross profit
Net advertising service	135,995	189,327	75,924	11,314
Paid service	20,184	28,635	30,805	4,590
Total gross profit	156,179	217,962	106,729	15,904

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue sharing fees	8,617	13,201	17,329	2,582
Content and operational costs	105,784	153,866	146,961	21,898
Bandwidth costs	14,343	14,205	13,855	2,064
Total cost of revenues	128,744	181,272	178,145	26,544

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2018				Three Months Ended December 31, 2018				Three Months Ended March 31, 2019
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	156,179	205	(1)	156,384	217,962	2,469	(1)	220,431	106,729	1,441	(1)	108,170
Gross margin	54.9%			55.0%	54.6%			55.2%	37.5%			38.0%
Loss from operations	(57,850)	3,450	(1)	(54,400)	(39,049)	4,614	(1)	(34,435)	(122,136)	3,987	(1)	(118,149)
Operating margin	(20.3)%			(19.1)%	(9.8)%			(8.6)%	(42.9)%			(41.5)%
		3,450	(1)			4,614	(1)			3,987	(1)
		2,430	(2)			(3,977	)(2)			3,968	(2)
Net loss attributable to Phoenix New Media Limited	(57,540)	5,880		(51,660)	(38,297)	637		(37,660)	(119,737)	7,955		(111,782)
Net margin	(20.2)%			(18.2)%	(9.6)%			(9.4)%	(42.0)%			(39.2)%
Net loss per ADS-diluted	(0.79)			(0.71)	(0.53)			(0.52)	(1.65)			(1.54)
Weighted average number of ADSs used in computing diluted net loss per ADS	72,403,514			72,403,514	72,767,164			72,767,164	72,773,389			72,773,389

(1) Share-based compensation

(2) (Income)/loss from equity method investments, net of impairments

Non-GAAP to GAAP reconciling items have no income tax effect.